UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 4)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1 filed with the SEC on January 11, 2011, as further amended by Amendment No. 2 filed with the SEC on January 14, 2011 and Amendment No. 3 filed with the SEC on January 21, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, in each case as amended, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended by adding the following subsection at the end of such Item:

“Go Shop Period

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on January 28, 2011 (such period, the “Go Shop Period”) the Company is permitted to, directly or through its representatives: (i) solicit, initiate or encourage, whether publicly or otherwise, any Takeover Proposals (as defined in the Merger Agreement) and (ii) engage in and maintain discussions or negotiations with respect to inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Takeover Proposal, in each case subject to the limitations set forth in the Merger Agreement and more fully described in the Offer.  The Company was permitted, in its sole and absolute discretion, to extend the Go-Shop Period for up to 14 calendar days by delivering written notice to Parent not later than January 24, 2011.

The Company has determined not to exercise its option to extend the Go Shop Period.  During the Go Shop Period, the Company solicited twelve potential acquirers and received one unsolicited inquiry.  One potential acquirer conducted substantial due diligence.  However, all of the parties with whom the Company conducted discussions have indicated that they do not intend to make any Takeover Proposals that would constitute a Superior Proposal (as defined in the Merger Agreement).  The Company Board does not believe that extension of the Go Shop Period would lead to a Superior Proposal.  The Company has no further opportunities to extend the length of the Go Shop Period which will expire at 11:59 p.m. New York City time on January 28, 2011.  The press release announcing the Company’s decision to not extent the Go Shop Period is attached hereto as Exhibit (a)(5)(V).”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(5)(v)	Press Release issued by the Company on January 25, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:	/s/ Michael G. Marsh
Name:	Michael G. Marsh
Title:	Secretary and General Counsel

Dated: January 25, 2011